Blonder Tongue Laboratories, Inc.
                                               One Jake Brown Road
                                               Old Bridge, NJ 08857-1000




AT BLONDER TONGUE                  AT THE FINANCIAL RELATIONS BOARD
James A. Luksch                    Paul G. Henning - General Info (212) 661-8030
Chairman, President and            Nicole Salas - Analyst Info (212) 661-8030
Chief Executive Officer            Deanne Eagle - Media Info (212) 661-8030
(732) 679-4000

For Immediate Release:
May 24, 1999


            BLONDER TONGUE LABORATORIES, INC. EXTENDS EXPIRATION DATE
                         OF SELF-TENDER TO JUNE 22, 1999

OLD BRIDGE, NJ - May 24, 1999 - Blonder Tongue Laboratories, Inc. (AMEX: "BDR") announced today that it is extending the expiration date, proration period and withdrawal rights of its "Dutch Auction" tender offer for up to 750,000 shares of the Company's common stock, at prices not greater than $8.00 nor less than $6.00 per share to 5:00 P.M., New York City Time on Tuesday June 22, 1999. The self-tender was originally scheduled to expire on Tuesday, June 15, 1999.

The extension is intended to provide certain Blonder Tongue stockholders who failed to timely receive all of the documentation associated with the tender offer, more time to review such documentation. The Offer is subject to certain conditions, including the Company's having obtained sufficient financing to fund the purchase of shares tendered in the Offer and pay all related fees and expenses.

The Company reiterated that neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares.

Ferris, Baker Watts, Incorporated is serving as the dealer manager and information agent for the tender offer. Any questions or requests for copies of tender offer materials may be directed to Steven L. Shea, Senior Vice President of Ferris, Baker Watts, Incorporated at 100 Light Street, Baltimore, Maryland 21202, Phone: (800) 247-7223.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. Capitalized terms not defined in this announcement have the respective meanings ascribed to such terms in the Offer to Purchase. The Offer is not being made to, nor will the Company accept tenders from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by Ferris, Baker Watts, Incorporated or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.


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Blonder Tongue Laboratories is a designer, manufacturer, and supplier of a comprehensive line of electronics and systems equipment for the franchised and private cable television industries. Founded in 1950, Blonder Tongue has grown to be one of the leaders in cable television equipment manufacturing. For more information, please visit the Company's web site at www.blondertongue.com or contact the Company directly at (732) 679-4000.